UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check one):   |_| Form 10-K |_| Form 20-F  |_| Form 11-K  |X| Form 10-Q
               |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

                For Period Ended:   June 30, 2008
                                  --------------------

                |_|   Transition Report on Form 10-K

                |_|   Transition Report on Form 20-F

                |_|   Transition Report on Form 11-K

                |_|   Transition Report on Form 10-Q

                |_|   Transition Report on Form N-SAR

                For the Transition Period Ended:
                                                 ---------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

1st Independence Financial Group, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

8620 Biggin Hill Lane
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Address of Principal Executive Office (Street and Number)

Louisville, Kentucky  40220-4117
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      | (a)  The reason described in reasonable detail in Part III of this form
      |      could not be eliminated without unreasonable effort or expense
      | (b)  The subject annual report, semi-annual report, transition report on
      |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
      |      portion thereof, will be filed on or before the fifteenth calendar
|X|   |      day following the prescribed due date; or the subject quarterly
      |      report or transition report on Form 10-Q, or portion thereof, will
      |      be filed on or before the fifth calendar day following the
      |      prescribed due date; and
      | (c)  The accountant's statement or other exhibit required by
      |      Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On August 13, 2008, 1st Independence Financial Group, Inc. (the "Company") was notified by BKD, LLP ("BKD"), its independent registered public accounting firm for the fiscal year 2008, that BKD would be unable to complete its review of the interim financial statements as of and for the quarter ended June 30, 2008. As a result, the Company is unable to timely file its Form 10-Q for the quarterly period ended June 30, 2008. The cause of the Company's inability to timely file its Form 10-Q cannot be eliminated without unreasonable effort and expense.

(Attach extra Sheets if Needed)

 PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

R. Michael Wilbourn       502               753-0505
------------------    ----------        -----------------
      (Name)          (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                            Yes  |X|     No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            Yes  |X|     No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the quarter and six months ended June 30, 2008, the Company expects to report a net loss of ($1.498) million or $(0.76) per diluted share and ($1.601 million) or $(0.81) per diluted share, respectively, compared to net income of $0.125 million or $0.06 per diluted share amd $0.235 million or $0.12 per diluted share, respectively, for the comparable periods in 2007. Signifigant factors impacting 2008 results include a second quarter 2008 provision for loan losses of $2.4 million before taxes and the payment of $0.325 million before taxes made in connection with the settlement of a lease dispute (for further information refer to the Form 8-K filed by the Company on July 30, 2008).


                1st Independence Financial Group, Inc.
                --------------------------------------
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 14, 2008               By:  /s/ R. Michael Wilbourn
                                         --------------------------
                                         R. Michael Wilbourn,
                                         Executive Vice President
                                         and Chief Financial Officer